

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2014

Paul J. Berra III
Vice President, General Counsel and Secretary
Quinpario Acquisition Corp.
12935 N. Forty Drive, Suite 201
St. Louis, MO 61341

> **Re: Quinpario Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 28, 2014**
> **File No. 001-36051**

Dear Mr. Berra:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please ensure that you use defined terms consistently throughout your proxy statement. You repeatedly refer to a sale of your preferred stock without using the term PIPE Investment, as well as a negotiated sale of your common stock in the open market or privately negotiated transactions, a private placement, or a combination thereof, without using the term Backstop Commitment. In light of the fact your transaction involves numerous subcomponents, readers need to be able to easily identify which transactions you are discussing, particularly those that involve the purchase of securities.

2. Where discussing the debt financing, PIPE Investment, and Backstop Commitment, please address whether each transaction is contingent upon shareholder approval of the Business Combination.

3. We note that you, or your subsidiaries, anticipate issuing securities, in accordance with:

- the PIPE Investment;

- the Backstop Commitment;

- the exchange of Jason stock for Quinpario Sub stock; and

- the exchange of Quinpario Sub stock for Quinpario common stock.

Please advise us of which exemptions from registration, and the facts supporting the availability of the exemption, that you are relying upon for each of these transactions.

4. Please provide an analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to the offers and/or purchases of your common shares by Quinpario, the Sponsor, Quinpario's directors, officers, advisors or their affiliates. Refer to disclosure on page 11.

5. Please clarify which former equity holders of Seller and which members of Jason's management are Rollover Participants.

Summary Term Sheet, page 1

6. Where you refer to the extension units, please make clear that they will not be purchased and 75,000 founder shares will be forfeited if not transferred if the Business Combination is consummated.

7. We note your statement that Jason has "embedded relationships with long standing customers, superior scale and industry leading capability." We note similar statements on page 23 to the effect that:

- Jason's products have significant brand recognition in multiple markets; that "[a]cross it's industries, Jason is regularly viewed as the brand of choice for service, quality, dependability, value and continuous innovation;"

- that Jason's management team positions it to outperform the competition and substantially grow revenue; and

- that "Jason's scalable operating platform will allow it to grow revenue in each of its markets with limited fixed operating costs and capital investments."

Your description of Jason's business beginning on page 150, particularly the section on Competitive Strengths, also contains many qualitative statements regarding Jason and its competitive position. Please provide us with supplemental support for these and similar statements throughout your proxy statement, and revise your disclosure to indicate the basis upon which you disclose these assertions. If you base these statement on management's belief, please indicate that this is the case.

8. We note your first bullet on page 3. Please provide a cross-reference to the more detailed discussion of your debt financing on page 89. See Item 1001 of Regulation M-A.

9. We note information regarding the composition of your board after the consummation of the Business Combination is left blank throughout this proxy statement. We note that you currently have six directors and are currently seeking the election of a seventh, Mr. Westgate. It would appear that the composition of your board is thus currently determinable. Please advise, and if appropriate, revise to indicate the circumstances under which your current directors may be removed from the board and replaced.

10. In the final paragraph under this heading, you outline the interests that your executive officers and board of directors may have in the transaction that are different from the interests of stockholders generally. Please revise here, and elsewhere as appropriate, to indicate which directors will have the continued right to hold common stock following the Business Combination, as well as which of your directors will continue as directors of the Company, and which will be removed. Please see Item 5(a)(1) of Schedule 14A.

Questions and Answers About the Proposal for Stockholders, page 7

11. We note that at the bottom of page 9 you omit the amount of the PIPE Investment, but on page 66 you state that the preferred stock will be sold for $46.5 million. We also note that the Form 8-K filed April 4, 2014, which appears to refer to the PIPE investment, states that $45 million of 8.0% Series A Convertible Perpetual Preferred Stock will be sold. Please revise as appropriate throughout. Also revise to include a materially complete description of the common equity support agreement referred to in that Form 8-K.

Summary of the Proxy Statement, page 18

12. Please revise the summary to include a description of the business conducted by Jason and each of its segments.

13. Please include a diagram of the ownership structure of the company following consummation of the merger.

Impact of the Business Combination on Quinpario's Public Float, page 20

14. Please disclose the ownership percentages assuming the backstop is utilized and the convertible preferred stock is issued and converted.

Risk Factors, page 33

Risk Factors Relating to Jason's Business, page 33

Volatility in the prices of raw materials and energy prices could adversely affect Jason's results of operations, page 33

15. You note here that steel prices are volatile. On page 159, you discuss other raw materials used by Jason, including polyurethane foam, vinyl, plastics, steel, polyester fiber, bicomponent fiber and machined fiber, and indicate that there are a limited number of suppliers. On page 188, you indicate that it is difficult for your acoustic segment to pass along increases in materials costs. Please revise here, or elsewhere as appropriate, to address the risks raised by raw materials other than steel and the limited number of suppliers for such materials. Also expand your disclosure regarding your ability to pass along increases in costs of raw materials.

An adverse change in the interest rates for Jason's borrowings could adversely affect its financial condition, page 44

16. You state on page 9 that the debt financing that you will obtain in conjunction with this transaction will be used to refinance Jason's indebtedness. Please advise whether the risks indicated here, and those related to Jason's credit facility and discussed under the next heading, will be obviated by such refinancing.

Risk Factors Relating to Jason's Indebtedness, page 45

The combined company will have a substantial amount of indebtedness . . ., page 45

17. We note the disclosure on page 66 regarding the terms of your debt facilities. Please expand your disclosure here to discuss potential risks posed by the liens that you anticipate granting, as well as any restrictive covenants relating to these debt facilities. Please also disclose here, and elsewhere as appropriate, the interest rate and repayment terms of your contemplated debt.

Risk Factors Relating to Quinpario and the Business Combination page 46

We will incur significant transaction and transition costs in connection with the Business Combination, page 47

18. Please state with greater clarity the magnitude of the costs that you are referring to, and the situations under which they may become due. Please also indicate whether these costs include your $5.175 million of deferred underwriting compensation.

Pursuant to the Jumpstart Our Business Startups Act of 2012 . . . , page 49

19. Please provide a more thorough description of the manner in which you may lose your emerging growth company status, and the exemptions that are available to you.

We have not registered the shares of our common stock issuable upon exercise of the warrants under the Securities Act . . . , page 51

20. Please clarify the reference to you being potentially "unable" to register the common stock underlying your warrants.

The grant of registration rights to our initial stockholders . . . , page 51

21. Please indicate when the transfer restrictions you refer to here may be released. Please also indicate the number of common shares that may be registered on the conversion of the preferred stock sold in the PIPE investment.

The Purchase Agreement, page 76

22. We note your statements here and on page 88 that the representations, warranties and covenants contained in the Purchase Agreement are not intended to provide factual information about the parties and may be qualified by information in confidential disclosure schedules, and that stockholders should not rely on the representations, warranties or covenants as actual facts. Please revise, as necessary, to provide any additional disclosure necessary to ensure that the information contained in the Purchase Agreement is not misleading.

General Description of the Purchase Agreement, page 76

23. Where you discuss the manner in which you will use the proceeds of your debt financing, including that the proceeds will be used to pay the Purchase Price as well as to refinance Jason's debt, please also address the use of the proceeds from the PIPE investment and Backstop Commitment, and as appropriate, the common equity support agreement referred to in the Form 8-K filed April 2, 2014.

Conduct of Business Pending the Business Combination, page 81

24. We note that Quinpario has undertaken not to issue any capital stock, options or convertible securities without the previous consent of Seller. You state on page 83 that Seller has agreed to the PIPE investment. Please advise whether Seller has consented to the Backstop Commitment or any other arrangements currently contemplated by Quinpario.

Amendment of the Purchase Agreement, page 89

25. We note your statement that the Purchase Agreement may be amended or supplemented by written agreement of the parties prior to the closing of the Business Combination. Please disclose the circumstances that will necessitate additional shareholder approval of the amended Purchase Agreement and the impact associated with a corresponding opportunity to redeem their shares.

Debt Financing, page 90

26. Please advise us as to the nature of the "flex" provisions referred to here.

Background of the Business Combination, page 92

27. Please advise us how Quinpario Partners arrived at the amount of $538.65 million to acquire the business of Jason on a cash-free, debt-free, and transaction expense-free basis. Please provide us with copies of the board books distributed to Quinpario's board of directors.

28. You refer on pages 99 and 100 to negotiations between Jason and Quinpario. Please provide expanded disclosure regarding the negotiations of the material terms of the merger agreement. We note your statement on page 99 that one of the changes made in negotiation was the reduction from $135 million to $115 million in the amount required to remain in the Trust Account following the redemption, but it is unclear what other terms were negotiated, what positions the parties took, or why the parties ultimately agreed on the material terms of the agreement.

29. Please supplementally confirm that your financial advisor has not performed any other services for you during the past two years. Please see Item 1015(b)(4) of Regulation M-A.

Selected Public Companies Analysis, page 108

30. Please disclose the underlying data for each of the comparable companies used to calculate the equity valuation range.

Selected Precedent Transactions Analysis, page 110

31. Please revise your disclosure here to indicate how Stifel selected comparable transactions. Please also advise whether any comparable companies or transactions were excluded from this or the selected public companies analysis, and if so, why.

Discounted Cash Flow Analysis, page 111

32. We note the description of the discounted cash flow analysis prepared by Stifel. We further note that Stifel relied on financial projections and estimates regarding Jason when preparing this analysis. Please revise your description of the discounted cash flow analysis to disclose the financial projections and estimates used, as well as the adjustments made by your management.

Approval of Additional Amendments to Current Certificate in Connection with the Business Combination, page 123

33. Please advise us of what consideration was given to allowing shareholders to vote separately on the various amendments presented here, in light of Exchange Act Rule 14a-4(a)(3).

34. Please ensure that you state the reasons for each of the amendments you proposed here. We note that you do not address the reason for adopting a supermajority voting requirement to repeal or amend various provisions of your certificate. Please see Item 19 of Schedule 14A.

35. Please state clearly that all portions of Article IX other than the limitation on liability under the doctrine of corporate opportunity will be deleted.

Approval and Adoption of the Jason Industries, Inc. 2014 Omnibus Incentive Plan, page 128

36. You state that "[t]he aggregate number of shares of common stock which may be issued … under the 2014 Omnibus Incentive Plan … may be … subject to downward adjustment in the event of issuances or under the Backstop Commitment or depending on whether we issue shares in excess of 3,441,720 shares pursuant to the rollover." Please clarify whether shares that will be sold under the Backstop Commitment will lower the number of shares that may be issued under the incentive plan. Similarly, please clarify whether the exchange of Quinpario Sub shares for Quinpario shares when those Sub shares were received as part of a contribution of additional equity by the Rollover Participants because your trust account had fallen below $115 million will lead to a commensurate decrease in the number of shares available for issuance under the incentive plan.

Eligibility for Participation, page 129

37. Please disclose the approximate number of people in each class that is eligible to participate. Please see Item 10(a)(1) of Schedule 14A.

Information about Quinpario, page 134

38. You state here that your Sponsor is Quinpario Partners LLC, and that Quinpario Partners LLC is your Sponsor's managing manager. Please revise to indicate that your Sponsor is Quinpario Partners I, LLC.

Management, page 136

39. Please provide, where appropriate, the disclosure regarding shareholder communications with the board contemplated by Item 407(f) of Regulation S-K. We note the information regarding stockholder proposals on page 224; however, it does not appear that you address the issue of whether shareholders may send communications to the board.

40. Please include, where appropriate, the information required by Item 407(h) of Regulation S-K regarding board leadership structure and role in risk oversight. While we note that Mr. Quinn serves as both your Chairman and CEO, you do not discuss your lack of an independent lead director, nor why you have determined that your leadership structure is appropriate given your circumstances.

Other Board Committees, page 142

41. We note your statement that you intend to establish a nominating committee upon consummation of the Business Combination. Please provide the information required by Item 407(c).

Information about Jason, page 150

42. Please revise this section to ensure that the use of pronouns is consistent. You state at the beginning of this section that unless otherwise stated pronouns such as "we" and "us" refer to Jason; however, Jason is often referred to in the third person and first person pronouns are frequently used to refer to Quinpario.

43. Please fill the blanks throughout this section relating to Jason's customer base.

44. Please ensure that your discussion of Jason's corporate history includes a discussion of the challenges it has faced. For example, on page 150 you emphasize the use of the JBS over the past eight years to "provide[] a consistent and effective strategic deployment process for executing growth, operational and performance initiatives," but make no discussion here of your re-capitalization four years ago.

Finishing, page 151

45. You state here that the global market for the products produced by Jason's finishing segment is $1.2 billion, but that this global market size increases to $7 billion when

abrasives products are included. Please clarify the size of the market for the products that Jason's finishing segment produces. Please provide similar clarification for Jason's Seating segment.

Seating, page 152

46. Please advise why you appear to have redacted the first product group produced by Jason's Seating segment.

Competitive Strengths, page 155

47. Please revise to indicate competitive weaknesses and challenges facing Jason as well as Jason's competitive strengths. Please ensure that you provide support for the various qualitative statements made about Jason in relation to its competitors and its growth opportunities both here and throughout this proxy statement.

Executive Compensation, page 163

Bonus, page 166

48. We note your statement that 10% of the annual bonus is discretionary. You then state that there is an additional discretionary portion of this bonus. Please quantify the additional discretionary portion, and disclose why these two discretionary portions are considered separately.

Long-Term Equity-Based Compensation, page 167

49. We note that the profit interests granted to Jason executives where in, and vested upon a change of control of, Seller, rather than Jason. We further note the disclosure on page 171 that the Class E1 and E2 units will vest on the closing of the Business Combination. Please advise.

Potential Payments Upon a Qualifying Termination in connection with a Change in Control, page 174

50. We note your disclosure under this heading concerning compensation contingent, in part, upon a change in control. We also note the vesting of the Class E1 and Class E2 units on the consummation of the Business Combination. Please revise to include the disclosure required by Item 402(t) of Regulation S-K. Please see Item 5(a)(5) of Schedule 14A.

Director Compensation, page 174

51. Please advise why Mr. Ward was paid less in cash than the other directors, as well as why he was the sole recipient of equity awards. Please also indicate whether any of your directors served as Chairperson of the Audit or Compensation Committees of Seller.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 176

52. Your MD&A contains minimal disclosure on prospective developments and strategies. We note that you discuss various trends impacting your segments under the heading "Information about Jason" above, and discuss aggressive expansion plans for Jason, but do not include any elaboration on these trends or expansion plans in MD&A. Please see Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K and revise your disclosure accordingly. Please also discuss the capital expenditures that will be required for these plans. See Item 303(a)(2)(i) of Regulation S-K.

53. Please revise to include here, or elsewhere as appropriate, the disclosure called for in Part I of Form 10-Q for a period ending as of a recent date. Please see Item 17(b)(8) of Form S-4.

Consolidated Results of Operations for the Years Ended December 31, 2011, 2012 and 2013, page 180

54. Please ensure that appropriate context is provided for your readers to understand the drivers of change in the line items you address here from year-to-year. For example, you allude to a decline in the European sales of your finishing segment in the year ended December 31, 2013, but provide no other guidance regarding the performance of that segment during that year, nor any information regarding your seating segment. We note that segment specific performance information is provided beginning on page 186.

55. Please expand your discussion of your consolidated operating results to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. In this regard, please:

- Quantify how much of the increase or decrease in consolidated net sales, from period-to-period, was due to changes in volumes sold and changes in sales prices; and

- Quantify the underlying factors you attribute to the changes in selling and administrative expenses.

Key Measures Jason Uses to Evaluate Performance, page 184

56. So that we may better understand how you use the non-GAAP measures EBITDA and Adjusted EBITDA, please address the following:

- Please tell us how you determined that your non-recurring losses or gains, including long-lived asset impairment charges, operational restructuring charges, transactional legal fees, other professional fees and one-time special bonuses, fire losses and gains, pension plan withdrawal expenses, purchase accounting adjustments and sponsor fees and expenses are non-recurring or infrequent in nature. Please note that it would not be appropriate to state that a charge is non-recurring, infrequent and unusual unless it meets the specified criteria. To the extent that your adjustments do not meet the criteria for being "non-recurring," please revise your disclosures to change how you characterize these items. For additional guidance on this issue, please see Question 102.03 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures; and

- On page 190, you disclose that you are required to comply with a financial covenant tied to maximum total debt to EBITDA ratio, as defined in the agreement. Please disclose whether your definition of EBITDA is the same as the definition used by your lenders. If the definitions are not the same, please revise to disclose how the calculations differ.

Segment Financial Data, page 186

57. Please expand your segment operating results disclosure to quantify the factors that you identify as impacting your results. Also, please expand your segment operating results to disclose and discuss your segment earnings in more detail for each period presented, as well as any other significant items impacting your segment earnings between periods.

Liquidity and Capital Resources, page 189

Background, page 189

58. Please revise to clarify whether the $7.3 million of cash at your non-US operations is included in the $16.3 million of available cash.

Indebtedness, page 189

59. Please clarify whether the proceeds of the debt financing will be used to retire Jason's foreign debt arrangements, or whether these foreign debt arrangements will survive the Business Combination.

60. You disclose that you are required to comply with a financial covenant tied to a maximum total debt to EBITDA ratio, as defined in the agreement. Please revise your disclosures to indicate whether you were in compliance with your debt covenants for all periods presented. Also, if you believe non-compliance is reasonable possible, please disclose actual and required ratios/amounts.

Mandatory Prepayment, page 191

61. Please clarify the prepayment fees that will be incurred through the process of refinancing with the proceeds of the debt financing.

Short-Term and Long-Term Liquidity Requirements, page 193

62. You indicate here that your capital expenditures for the coming fiscal year are anticipated to be approximately $24 million. Please indicate the purposes of these expenditures and the anticipated source of funds. See Item 303(a)(2)(i) of Regulation S-K.

Cash Flow Provided by Operating Activities, page 193

63. In your discussions of operating cash flows, please discuss the changes in working capital components that impacted cash flows from operations. Please expand your disclosures to discuss the underlying reasons for changes in material components, including accounts receivable, inventories, insurance receivables, accounts payable, accrued compensation and employee benefits and other-net. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Quantitative and Qualitative Disclosures about Market Risk Interest Rate Risk, page 200

64. Please revise to present quantitative information in one of the formats described in Item 305(a)(1) of Regulation S-K regarding Jason's exposure to currency and commodity risks.

Registration Rights, page 216

65. Please advise us regarding the "warrants that may be issued upon conversion of working capital loans" that you refer to here. We note that such loans and warrants are not discussed elsewhere in your proxy statement.

66. Please advise us as to why certain of the registration rights you describe here, particularly those related to the founders shares, are not discussed under "Certain Relationships and Related Transactions," below.

Beneficial Ownership of Securities, page 217

67. Please advise us as to why the percentages of AQR Capital Management LLC's ownership as reflected in the table and the footnote to the table do not correspond.

Certain Relationships and Related Transactions, page 220

68. Please provide the information required by Item 404(a)(5) for the extension of travel and administrative costs on behalf of Quinpario by the Sponsor.

Registration Rights, page 221

69. Please disclose any potential cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties that could result from delays in registering your common stock and preferred stock. Refer to FASB ASC 825-20-50-1.

70. If the Backstop Commitment and PIPE investment are with related parties, please provide the information called for by Item 404(a) of Regulation S-K with regard to both of these transactions.

Price Range of Securities and Dividends, page 223

71. Please provide, here or elsewhere as appropriate, the information called for by Item 201 of Regulation S-K regarding Jason's securities. See Item 17(b)(2) of Form S-4. We note the disclosure on page F-36 of the Notes to Jason Partners Holdings Inc.'s Financial Statements.

Index to Consolidated Financial Statements, page F-1

General

72. Please note the updating requirements of Rule 3-12 of Regulation S-X, as applicable.

Financial Statements – Jason Partners Holdings, Inc.

19. Subsequent Events, page F-51

73. Please revise your footnote to disclose the date through which subsequent events have been evaluated and whether that date represents the date the financial statements were issued or the date they were available to be issued. Please refer to ASC 855-10-50-1.

Proxy Card

74. Please revise the proxy card to prominently indicate that the card is preliminary until your definitive proxy statement is filed.

Annex A

75. Please supplementally provide us a list briefly identifying the contents of all omitted exhibits to the Stock Purchase Agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene at (202)551-3733 or John Cash at (202)551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

CC: Kenneth A. Schlesinger, Esq. (*via e-mail*)
     Olshan Frome Wolosky LLP